EXHIBIT SUB-ITEM 77-M

MERGERS


On August 15, 2002, shareholders of FirstMerit Fund (File No,
33-37993) approved the merger of FirstMerit Government Money Market Fund assets into Automated Government Cash Reserves. The assets of FirstMerit Government Money Market Fund were then merged into
Automated Government Cash Reserves on that same date, August 15, 2002.

A preliminary and definitive N-14 proxy/prospectus were filed with the Securities and Exchange Commission ("Commission") on July 7, 2002and January 31, 2002, respectively. It is anticipated a Form N-8F for FirstMerit Government Money Market Fund will be filed with the Commission imminently. Each state in which FirstMerit Government Money Market Fund was registered for sale has been notified by letter of the merger. Final sales reports for FirstMerit Government Money Market Fund are being filed with the various states requiring these reports.